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SEC

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MAR 01 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk 919-716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman, LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Ste 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Zimmerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
MAR 01 2019
Washington, DC

Signature

President
Title

State of North Carolina
County of Wake

Amy C. Kornegay, Amy C. Kornegay
Notary Public
My Commission Expires 6-4-2021

AMY C. KORNEGAY NOTARY PUBLIC WAKE COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors & Stockholder
of First Citizens Investor Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly-owned subsidiary of First-Citizens Bank & Trust Company) (the "Company") as of December 31, 2018, the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2004.

Raleigh, North Carolina

February 27, 2019

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2018

Assets		
Cash, noninterest-bearing (note 3)	$	6,814,604
Cash, interest-bearing		9,000,000
Due from related parties (note 3)		632,865
Commissions receivable		587,214
Prepaid expenses		283,497
Deposit with clearing organization		100,000
Premises and equipment, net (notes 2 and 3)		21,015
Deferred tax asset (note 4)		14,266
Other assets		10,416
Total assets	$	17,463,877
Liabilities:		
Accrued salary expense	$	1,391,317
Reserve for incentive plans		790,050
Due to related parties (note 3)		609,604
Pension liability		204,729
Taxes payable		185,786
Other liabilities		259,957
Total liabilities		3,441,443
Stockholder's equity (note 6):		
Common stock, $1 par value, authorized 50,000 shares; issued and outstanding 50,000 shares		50,000
Additional paid-in capital		1,197,292
Retained earnings		12,775,142
Total stockholder's equity		14,022,434
Total liabilities and stockholder's equity	$	17,463,877

See accompanying notes to the financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Income
Year Ended December 31, 2018

Revenues:		
Commissions	$	43,628,187
Investment advisory fees		11,678,595
Other income		1,185,306
Total revenues		56,492,088
Expenses:		
Employee compensation and benefits (note 5)		32,109,539
Fees paid to related parties (note 3)		7,221,011
Fees to clearing broker		2,393,561
Occupancy expense (note 3)		1,673,763
Travel expense		507,650
Equipment expense (note 3)		192,738
Printing and office supplies		61,741
Interest expense to parent (note 3)		52,375
Telecommunications		31,042
Other expenses		2,683,882
Total expenses		46,927,302
Income before income taxes		9,564,786
Income taxes		2,260,409
Net income	$	7,304,377

See accompanying notes to the financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2017	50,000	$ 50,000	$ 1,197,292	$ 25,470,765	$ 26,718,057
Net income	—	—	—	7,304,377	7,304,377
Cash dividends ($400 per share)	—	—	—	(20,000,000)	(20,000,000)
Balance at December 31, 2018	50,000	$ 50,000	$ 1,197,292	$ 12,775,142	$ 14,022,434

See accompanying notes to the financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2018

Operating Activities		
Net income	$	7,304,377
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		16,172
Loss on asset retirement		352
Increase in net commissions receivable		(159,356)
Increase in other prepaid expenses		(105,571)
Net change in due from/to related parties		(1,533,277)
Decrease in other assets		34,517
Increase in deferred tax asset		(92,959)
Increase in pension liability		2,048,535
Increase in accrued salary expense		133,560
Increase in reserve for incentive plans		234,770
Increase in taxes payable		100,902
Increase in other liabilities		79,453
Net cash provided by operating activities		8,061,475
Investing Activities		
Purchase of premises and equipment		(1,581)
Net cash used in investing activities		(1,581)
Financing Activities		
Cash dividends paid		(20,000,000)
Net cash used in financing activities		(20,000,000)
Decrease in cash		(11,940,105)
Cash at beginning of year		27,754,709
Cash at end of year	$	15,814,604
Supplemental cash flow information:		
Income taxes paid to Parent	$	2,252,556
Interest paid to Parent		52,375

See accompanying notes to the financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. The Parent and other subsidiaries of BancShares are collectively referred to as "Related Parties". On January 1, 2016, the Company merged with First Citizens Securities Corporation (FCSC), with the Company being the surviving entity.

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). Significant policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $1,337,146 at December 31, 2018. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(c) *Commission and Investment Advisory Fee Revenue*

The Company adopted ASC Topic 606, Revenue from Contracts with Customers on January 1, 2018. There was no impact to retained earnings as of January 1, 2018, after adopting Topic 606, as recognition and timing of revenue did not change materially.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations

depend primarily on the control an entity has over the product or services before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of the current market value at the time of sale or purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are provided.

Commissions earned on sales and purchases of securities for customers are recognized when the performance obligation is met which the Company deems to be the settlement date which does not differ materially from the trade date. These commissions were $28,652,638 as of December 31, 2018, and are included in total Commissions in the income statement. The Company also enters into arrangements with Insurance Companies as an agent and recognizes commissions on premiums received. These commissions were $1,343,959 as of December 31, 2018, and are included in total Commissions in the income statement. Total insurance commissions include both sales-based revenue that is recognized at the point of sale and trailing insurance revenue that is recognized over time as the performance obligation is met.

The Company also enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and receives distribution fees over time. These fees were $13,631,590 as of December 31, 2018, and are included in total Commissions in the income statement. The Company believes that its performance obligation is the sale of securities to investors and as such is fulfilled on the settlement date which does not differ materially from the trade date.

The Company provides investment advisory services to customers. Investment advisory fees are calculated as a percentage of assets under management. Investment advisory fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period. The performance obligation related to investment advisory fees is met over time as customers are receiving the benefit of the Company's advisory services. Investment advisory fees were $11,678,595 as of December 31, 2018.

(d) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(e) *New Accounting Standards*

The following is a summary of recent authoritative pronouncements:

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" replaced most existing revenue recognition guidance in U.S. GAAP. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted ASU No. 2014-09, as amended by ASU 2015-14, on January 1, 2018. Adoption of this standard did not have a material impact on the financial position or results of operations.

Compensation - Retirement Benefits

In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-07, "Compensation - Retirement Benefits (Topic 715)" which require employers to present the service cost component of the net periodic benefit cost in the same income statement line item as other employee compensation costs arising from services rendered during the period. Employers will present the other components separately from the line item that includes the service cost. In addition, only the service cost component of net benefit cost is eligible for capitalization. The Company adopted the guidance in this ASU on January 1, 2018. Adoption of this standard did not have a material impact on the financial position or results of operations.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $52,375 for the year ended December 31, 2018.

The Company pays management fees to the Parent and an agreed-upon percentage of certain revenues generated by dual employees. Fees paid to Related Parties under these arrangements totaled $7,221,011 for the year ended December 31, 2018.

The Company receives fees for administrative services from First Citizens Asset Management (FCAM), an entity also wholly-owned by the Parent, according to an agreed-upon contract. Fees received according to this agreement were $97,705 for the year ended December 31, 2018. The Company also pays FCAM for certain revenues generated by dual employees as part of the agreement, which were $1,658,058 for the year ended December 31, 2018. The Company provides payroll processing and other support services to FCAM as part of this agreement, which totaled $775,971 and $380,291, respectively, for the year ended December 31, 2018.

The Company pays occupancy and equipment expenses to the Parent. The Company's total occupancy expense and equipment expense to the Parent for 2018 was $1,673,763 and $192,738, respectively. During 2018, the Company purchased $1,581 of furniture and equipment from Related Parties, consisting primarily of computer hardware. These transactions were with the Parent at the net book value of the selling party.

At December 31, 2018, the Company had $6,814,604 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties of $609,604 consists of underpayment of income tax expenses to Parent. Due from Related Parties of $632,865 consists of year-end adjustments to the pension liability.

(4) Income Taxes

At December 31, income tax expense consisted of the following:

		2018
Current tax expense		
Federal	$	1,857,189
State		496,180
Total current tax expense		2,353,369
Deferred tax expense (benefit)		
Federal		(64,783)
State		(28,177)
Total deferred tax expense (benefit)		(92,960)
Total income tax expense	$	2,260,409

The income tax for the period differed from the amounts computed by applying the Parent's federal income tax rate of 21% to income before income taxes because of the following:

		Amount	Percent
Income tax expense at statutory rate	$	2,008,605	21.00 %
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit		369,722	3.87 %
Effect of federal rate change		(116,424)	(1.22)%
Other, net		(1,494)	(0.02)%
Total income tax expense	$	2,260,409	23.63 %

Net deferred tax assets of $14,266 consist primarily of compensation-related temporary differences. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

The Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. The SEC issued Staff Accounting Bulletin No. 118 to address uncertainty in applying ASC Topic 740 in the reporting period in which the Tax Act was enacted. The Tax Act included a reduction to the corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. Tax expense was decreased in the fourth quarter of 2017 by a provisional $41,500 to reflect the Tax Act changes. During the third quarter of 2018, the Company recorded a tax benefit of $116,424 after receiving additional information affecting the provisional amount initially recorded in 2017. Accounting for the Tax Act was considered complete in the fourth quarter of 2018 and no material changes to the benefit recorded in the third quarter were recognized.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2018. The Company recognizes interest and penalties, if any, related

to income tax matters in income tax expense. There was no amount recognized during 2018. The Company and the Parent are no longer subject to U.S. federal tax examinations by tax authorities for years before 2015.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $89,647 was allocated to the Company on a pro-rata basis, based on the total pension expense for BancShares which was determined by an independent actuary. It is not the policy of the Parent to allocate the pension obligations of the consolidated entity to its participating subsidiaries. The allocation policies are determined by the Parent, and are subject to change. Pension liability of $204,729 represents the projected benefit obligation in excess of the fair value of pension plan assets.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to either participate in the defined benefit plan and remain in an existing defined contribution savings plan or to join an enhanced defined contribution savings plan. In addition to the employer match of the employee contributions, the enhanced plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company contributed a total of $1,364,710 to the defined contribution savings plans. The enhanced defined contribution savings plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital, as defined, of $8,759,051 which was $8,509,051 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments include cash, commissions receivable, and due from/to Related Parties. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the inputs used in the valuation. Other than cash, the financial instruments of Investor Services are considered Level 3 since they are based on significant unobservable inputs.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent, US Bank NA, and with Pershing, Inc. The balances at the Parent and US Bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances at Pershing, Inc. (the Company's third party clearing broker) are insured by the Securities Investor Protection Corporation (SIPC). The Company routinely maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2018, the Company held $6,814,604 on deposit with the Parent, of which $6,564,604 exceeded the FDIC insured limit. As of December 31, 2018, the Company held $7,000,000 on deposit with US Bank, of which $6,750,000 exceeded the FDIC insured limit. As of December 31, 2018, the Company held $2,000,000 on deposit with Pershing, of which the majority exceeded the SIPC insured limit.

(9) Contingencies

Although management is not aware of any legal actions against the Company as of December 31, 2018, the Company could be named as defendant in such actions as a result of its normal business activities. Damage amounts associated with such potential claims are unknown at this time and no liability has been recorded by the Company for such items.

On February 12, 2018, the SEC Division of Enforcement ("Enforcement Division") announced the Share Class Selection Disclosure Initiative ("SCSD Initiative") pursuant to which investment advisers were encouraged to self-report possible securities laws violations relating to the failure to make certain disclosures concerning mutual fund share class selection. On June 11, 2018, FCIS notified the Enforcement Division that it intended to participate in the SCSD Initiative and submitted the information required by the SCSD Initiative on July 20, 2018. FCIS has received and executed an offer of settlement from the Enforcement Division and has established an escrow account in the amount of $402,665 for reimbursement to customers and will continue to cooperate as necessary with the SEC Staff.

(10) Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 27, 2019, which is the date the financial statements were issued.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2018

Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	3,441,443
Net capital:		
Total stockholder's equity		14,022,434
Less non-allowable assets		
Non-allowable cash		(3,765,053)
Deferred tax asset		(14,266)
Premises and equipment, net		(21,015)
Fixed annuity receivable		(397,978)
Cash held at Pershing		(6,658)
Fee receivable		(91,635)
Due from related parties		(632,865)
Prepaid expenses		(283,497)
Other		(10,416)
Total non-allowable assets		(5,223,383)
Tentative net capital		8,799,051
Haircut adjustment		40,000
Net capital		8,759,051
Capital requirement		250,000
Excess net capital	$	8,509,051
Ratio - aggregate indebtedness to net capital		0.39

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A, dated December 31, 2018.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2018.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2018.

There are no liabilities subordinated to claims of creditors at December 31, 2018.

Information relating to possession or control requirements is not applicable under rule 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7)

DHG
DIXON HUGHES GOODMAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of First Citizens Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by First Citizens Investor Services, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of First Citizens Investor Services, Inc. for the year ended December, 31 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 27, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1622*********************MIXED AADC 220
50696 FINRA DEC
FIRST CITIZENS INVESTOR
PO BOX 27131
RALEIGH, NC 27611-7131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Bogaczyk (919) 716-7391

2. A. General Assessment (item 2e from page 2) $ 20,529

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,226)

7/30/2018
Date Paid

C. Less prior overpayment applied (3,672)

D. Assessment balance due or (overpayment) 10,631

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,631

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 10,631

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Investor Services, Inc
(Name of Corporation, Partnership or other organization)

Steven F. Bogaczyk
(Authorized Signature)

SVP
(Title)

Dated the 31st day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 56,492,088
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	40,656,049
(2) Revenues from commodity transactions.	470
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,021,698
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,075,478
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 52,375	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	52,375
Total deductions	42,806,070
2d. SIPC Net Operating Revenues	$ 13,686,018
2e. General Assessment @ .0015	$ 20,529

(to page 1, line 2.A.)

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of First Citizens Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that First Citizens Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 27, 2019

First Citizens
WEALTH MANAGEMENT

First Citizens Investor Services, Inc. Exemption Report

First Citizens Investor Services, Inc. (the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii) during the period January 1, 2018 to December 31, 2018

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

First Citizens Investor Services, Inc.

I, David Zimmerman, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct:

By:

Title: President

December 31, 2018